FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 6, 2003

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Changes in Siemens’ Supervisory and Managing Boards
Mobile communication group plans to broaden its restructuring program
Siemens: Acquisition of Alstom’s industrial turbine businesses finalized Anti-trust authorities issue go-ahead
SIGNATURES

Press Presse Prensa
For the business press
Munich, July 23, 2003

Changes in Siemens’ Supervisory and Managing Boards

Jerry I. Speyer named to Supervisory Board in further internationalization move
Radomski to succeed Pribilla as Chief Personnel Officer
Feldmayer elected to Corporate Executive Committee
Jung to retire, Pierer to assume acting responsibility for I&C
Hiesinger to head Siemens Building Technologies
Niehage new head of Power Transmission and Distribution Group

A number of personnel changes were announced today following meetings of Siemens’ Supervisory Board and its committees. Jerry I. Speyer has been named to the Supervisory Board of Siemens AG following approval by the commercial registers of the Berlin and Munich local courts. Speyer will replace Hans-Dieter Wiedig, who has resigned.

Effective August 1, 2003, Jürgen Radomski (61) will assume the duties of Chief Personnel Officer and Labor Director, succeeding Prof. Peter Pribilla (62), who is retiring for personal reasons upon expiration of his contract on September 30, 2003. Johannes Feldmayer (46) has been elected to the Corporate Executive Committee as of August 1, 2003. Dr. Volker Jung, who will turn 64 in August, will retire when his contract expires on September 30, 2003. CEO Dr. Heinrich v. Pierer (62) will at that time assume acting responsibility for the duties previously performed by Jung.

On October 1, 2003, Dr. Heinrich Hiesinger (43) will succeed Oskar K. Ronner (58) as head of Siemens Building Technologies (SBT). Hiesinger, who is currently head of Power Transmission and Distribution (PTD), will be succeeded in this position by Dr. Udo Niehage (48), now head of PTD’s Medium Voltage Division. Also to join SBT’s Group Executive Management is Dr. Vincenzo Giori (52), who currently heads the Group’s Building Automation Division.

Siemens AG Corporate Communications Press Office 80312 Munich	Reference number: AXX 200307.48 e Dr. Eberhard Posner 80312 Munich Tel.: +49-89 636-33470 Fax: -32844 E-Mail: eberhard.posner@siemens.com

With the appointment of Jerry I. Speyer, Siemens’ Supervisory Board once again has three non-German members. The other two are John D. Combe and Sir Ian Vallance.
A resident of New York, Speyer is President and CEO of Tishman Speyer Properties.

Once the above changes in the Managing Board of Siemens AG have taken effect, special responsibilities for Siemens’ Groups, Regions and Corporate Units will be distributed as follows:

•	Dr. Heinrich v. Pierer: CEO, head of the Corporate Development Department, special responsibility for the Corporate Technology Department, Corporate Communications and Chief Economist/Corporate Relations. Acting responsibility for the I&C Groups as well as for the region comprising Africa, the Middle East and the C.I.S.

•	Heinz-Joachim Neubürger: CFO, head of the Corporate Finance Department, special responsibility for the Siemens Financial Services Group and for Siemens Real Estate.

•	Jürgen Radomski: Chief Personnel Officer and head of the Corporate Personnel Department, special responsibility for the Groups Medical Solutions and Osram and for Management Consulting Personnel.

•	Johannes Feldmayer: Special responsibility for the Siemens Building Technologies Group, the region Europe, Corporate Information and Operations, and Global Procurement and Logistics.

•	Dr. Edward G. Krubasik: Special responsibility for the Groups Transportation Systems, Siemens VDO Automotive AG and Siemens Dematic AG.

•	Dr. Uriel Sharef: Special responsibility for the Power Generation Group, the Power Transmission and Distribution Group and the region Americas.

•	Dr. Klaus Wucherer: Special responsibility for the Automation and Drives Group, the Industrial Solutions and Services Group and the region Asia-Pacific.

Siemens AG Corporate Communications Press Office 80312 Munich	Reference number: AXX 200307.48 e Dr. Eberhard Posner 80312 Munich Tel.: +49-89 636-33470 Fax: -32844 E-Mail: eberhard.posner@siemens.com

Press Presse Prensa

For the business press
Munich, July 30, 2003

Mobile communication group plans to broaden its restructuring program

€ 1 billion in cost reductions, 2,300 jobs to be cut

Given the sustained weakness of the market, Siemens mobile, the mobile communications arm of Siemens AG, intends to take steps to increase its productivity. These steps call for an additional € 1 billion in cost reductions throughout the entire group by year-end 2004. The intended adjustments to its resources also include a reduction in force. Some 2,300 jobs, including 500 in Germany, are slated to be cut by the end of the coming fiscal year. Details are currently being discussed with the appropriate committees and other bodies. At the same time, the group intends to expand its market share in mobile communication networks through further investments in UMTS. “The world market for mobile communication networks had already declined by 15 percent last year. This year, the market will contract by up to 20 percent. Moreover, sales in the mobile phone market are stagnating, in spite of higher volumes. Business at all players is under considerable pressure on margins. We have to take these developments into account if we are to emerge from the crisis even stronger,” explained Rudi Lamprecht, a member of the Managing Board of Siemens AG and the head of the corporate group’s mobile communication operations.

Siemens mobile’s market is characterized by declining prices, overcapacities and investment hesitancy on the part of mobile operators. In order to continue to operate profitably, costs will therefore have to be reduced by € 1 billion over the course of the coming 12 months. Cost reduction programs had already been put in place during the past and current fiscal years. This also included cutting 2,000 jobs each.

Siemens AG Corporate Communications Press Department D-80312 Munich	Reference number: ICM 200307.122 e Press Office Information and Communication Mobile Axel Schafmeister D-81730 Munich Tel.: +49- 89 636-51675; Fax: -53484 E-mail: axel.schafmeister@siemens.com

In spite of the contracting market, in 2001 and 2002 Siemens mobile succeeded in winning market share in mobile communication networks and mobile handsets.

The company now intends to respond to the further weakening of the market by broadening its productivity program. Further investments in the GSM, EDGE and UMTS mobile communication technologies are intended to expand the company’s market position, especially in the growth markets of Eastern Europe, Asia and Latin America.

In the growth market of Brazil, all GSM mobile operators have recently become Siemens customers. And the majority of the major Indian mobile operators, as well, have been able to be won as customers. There are also successes in Eastern Europe and in sales of mobile communication networks based on EDGE technology. Siemens mobile has succeeded in moving up to a position of leadership in UMTS mobile networks: 7 of the 12 UMTS networks that have been launched to date come from Siemens and its UMTS partner NEC.

The Siemens Information and Communication Mobile Group (Siemens mobile) offers the complete range of mobile solutions including mobile devices, infrastructure and applications. Devices include mobile phones, wireless modules, mobile organizers and cordless phones as well as products for wireless home networks. The infrastructure portfolio includes GSM, GPRS, EDGE and 3G mobile network technologies from base stations and switching systems to intelligent networks, e.g. for prepaid services. Mobile Applications cover end-to-end solutions for Messaging, Location Based Services or Mobile Payment. For fiscal 2002 (September 30), Siemens mobile recorded sales of EUR 11 billion and employed approximately 28,600 people worldwide.

You can access press releases, photographs and further information on the Internet at:

http://www.siemens-mobile.com/press

Siemens AG Corporate Communications Press Department D-80312 Munich	Reference number: ICM 200307.122 e Press Office Information and Communication Mobile Axel Schafmeister D-81730 Munich Tel.: +49- 89 636-51675; Fax: -53484 E-mail: axel.schafmeister@siemens.com

Press Presse Prensa

Power Generation

For the business press
Erlangen, August 1, 2003

Siemens: Acquisition of Alstom’s industrial turbine businesses finalized Anti-trust authorities issue go-ahead

Today, Siemens announced closing of the acquisition of the industrial turbine business of the French company Alstom S. A. Prior to this, both the EU Commission and the U.S. Department of Justice had completed the anti-trust review and issued unconditional approval of the acquisition. The total purchase price is EUR1.1 billion. The extended Industrial Applications Division of Siemens Power Generation (PG) can thus commence operations as scheduled on October 1, 2003.

Back in May 2003, PG had acquired Alstom’s small gas turbine business (3-15 megawatts) based in Lincoln, Britain. The company has now completed the second transaction with acquisition of the medium gas turbine business (15-50 megawatts) in Finspong, Sweden, and industrial steam turbines rated up to 100 megawatts with locations in countries including Sweden, Germany and the Czech Republic. Until final integration into Siemens AG, the activities acquired from Alstom will be held by and trade as subsidiaries of Demag Delaval Industrial Turbomachinery N.V., a Siemens company based in Hengelo, the Netherlands.

“For us the acquisition is a unique opportunity. The products and services are an excellent match”, stressed Klaus Voges, President of Siemens Power Generation. “We have thus achieved a leading position worldwide in the marketplace for industrial power and compressor solutions. We are reckoning with good opportunities above all in the oil and gas business. The acquisition is an excellent way of implementing our strategy of being able to offer our industrial customers worldwide a complete range of products and solutions”, added Voges.

Siemens AG Corporate Communications Press Office 80312 Munich	Reference Number: PG 200308.036 e Press Office Power Generation Alfons Benzinger P.O. Box 32 20, 91050 Erlangen Phone: +49-9131 18-7034; Fax: -7039 E-mail: alfons.benzinger@siemens.com

The Power Generation Group (PG) of Siemens AG is one of the premier companies in the international power generation sector. In fiscal 2002 (which ended September 30), Siemens PG posted sales amounting to EUR9.4 billion and received new orders totaling EUR10.6 billion. Earnings before interest and taxes (EBIT) amounted to EUR1.582 billion. On September 30, 2002, Siemens PG had a work force of around 26,000 worldwide. Further information at: http://www.pg.siemens.com

The Industrial Applications Division of Siemens Power Generation was formed in October 2001 by the merger of the industrial turbine and power plant businesses of Siemens and Demag Delaval. During its first joint business year, the Division generated sales of nearly €1 billion. With 3,800 employees, Industrial Applications provides its customers with industrial turbines, turbo-compressors, compressor solutions for the oil and gas industry, and offers industrial enterprises complete engineering services for power plants up to 150 MW. In addition, Industrial Applications supplies a comprehensive spectrum of services for the entire product range.

Siemens AG Corporate Communications Press Office 80312 Munich	Reference Number: PG 200308.036 e Press Office Power Generation Alfons Benzinger P.O. Box 32 20, 91050 Erlangen Phone: +49-9131 18-7034; Fax: -7039 E-mail: alfons.benzinger@siemens.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: August 6, 2003	/s/ DR. ELISABETH SCHMALFUSS Dr. Elisabeth Schmalfuss Deputy Vice President

/s/ DANIEL SATTERFIELD Daniel Satterfield Director